Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department Country/City Code 8862 Tel: 2656-8096 IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2023 Financial Results

TAIPEI, Taiwan, March 29, 2024 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2023.

Highlights

For 2023, GigaMedia reported revenues of $4.3 million, with a gross profit of $2.4 million, an operating loss of $3.2 million and the net loss of $3.5 million.

The revenues decreased by 23.2% in 2023. During 2023, we terminated a non-performing game while streamlined others, and correspondingly scaled back related workforce, costs and overhead. As a result, we managed to slash operating expenditures down by approximately 10.7%. All in all, the net loss before including investment valuation adjustment was narrowed to $1.3 million, less than half of that in 2022. However, pursuant to requirements of the accounting standards, we recorded a $2.2 million valuation loss on our investments, and the net loss became $3.5 million, $0.7 million higher than 2022.

On the balance sheet side, we maintained a solid financial position with a small cash burn rate in 2023, and our cash, cash equivalents and restricted cash amounted to $38.8 million at the end of 2023, slightly decreased from $39.1 million at the end of 2022.

In 2024, we will be devoted in developing AI-powered tools to enhance efficiency on renovating contents in our casual games. Besides in-house application, we will also explore potentials for the tools to become a commercialized solution of platform for publishing AI-assisted creation of products. We believe achieving sophistication in AI is very crucial in boosting our productivity and accelerate the growth of our business.

Fourth Quarter and Full Year Overview

•
Consolidated 4Q revenues decreased by 18.8% quarter-on-quarter mainly due to seasonality, and by 21.1% year-over-year due to certain licensed games declined. Full year revenues decreased by 23.2% to $4.3 million from $5.6 million in 2022.
•
Loss from operations for 4Q was $0.6 million, representing a loss decrease from $0.9 million in the third quarter in 2023, as we managed to reduce the operating costs and expenses. Full year operating loss was $3.2 million, which slightly increased from $3.0 million in 2022.

•
The net asset value was approximately $3.87 per share as of the end of 2023.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Full Year 2023

GIGAMEDIA FY23 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY23	FY22	Change (%)
Revenues	4,292	5,585	-23.2%
Gross Profit	2,446	3,250	-24.7%
Loss from Operations	(3,155)	(3,021)	NM
Net Loss Attributable to GigaMedia	(3,463)	(2,752)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.31)	(0.25)	NM
EBITDA (A)	(5,218)	(3,437)	NM
Cash, Cash Equivalents and Restricted Cash	38,783	39,107	-0.8%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•
Consolidated revenues for the year ended December 31, 2023 was $4.3 million, decreased from $5.6 million in the prior year. The decrease was mainly as revenues from certain licensed games declined.
•
Consolidated loss from operations for 2023 was $3.2 million, compared to a loss of $3.0 million in the last year. The increase of loss was mainly due to the decline of revenues.
•
Consolidated net loss for 2023 was $3.5 million, increased from $2.8 million in the prior year. Loss per share for 2023 was $0.31 per share, compared to $0.25 last year.
•
Cash, cash equivalents and restricted cash at the year end of 2023 amounted to $38.8 million.

For the Fourth Quarter

GIGAMEDIA 4Q23 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q23	3Q23	Change (%)	4Q23	4Q22	Change (%)
Revenues	870	1,071	-18.8%	870	1,102	-21.1%
Gross Profit	504	583	-13.6%	504	626	-19.5%
Loss from Operations	(645)	(893)	NM	(645)	(675)	NM
Net Income (Loss) Attributable to GigaMedia	(2,082)	(507)	NM	(2,082)	347	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	(0.19)	(0.05)	NM	(0.19)	0.03	NM
EBITDA (A)	(2,586)	(946)	NM	(2,586)	13	NM
Cash, Cash Equivalents and Restricted Cash	38,783	38,823	-0.1%	38,783	39,107	-0.8%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

Fourth-Quarter Financial Results

•
Consolidated revenues for the fourth quarter of 2023 decreased by 18.8% quarter-on-quarter from $1.1 million to $0.9 million mainly due to seasonality, and decreased by 21.1% year-over-year mainly as revenues from licensed games declined.
•
Consolidated loss from operations of the fourth quarter of 2023 was $0.6 million, compare to a loss of $0.9 million in the last quarter.
•
Consolidated net loss of the fourth quarter of 2023 was $2.6 million, increased from a net loss of $0.9 million in the last quarter, mainly due to a valuation loss of $2.2 million in investments.
•
Cash, cash equivalents and restricted cash at the end of the fourth quarter of 2023 amounted to $38.8 million, almost the same if compared to the prior quarter.

Financial Position

GigaMedia maintained its solid financial position. Cash, cash equivalents and restricted cash amounted to $38.8 million, or approximately $3.51 per share, along with zero bank loan. Our shareholders’ equity was approximately $42.8 million of as of December 31, 2023.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of March 29, 2024. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Since late 2023, we have being taking measures to re-examine mechanisms in our legacy casual games and to reconstruct players’ ecosystem. While the effect would take some time to exhibit, we believe that will lead to a healthier gross margin in the long-run for our own offerings.

Meanwhile, our business strategies always include expanding through mergers and acquisitions. "We will continue reviewing strategic opportunities that would enable us to accelerate our growth and enhance shareholders' value," stated CEO James Huang.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the Company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Unaudited results

All quarterly and certain annual results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2023 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia’s digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional digital entertainment products or services that are appealing to users, our ability to retain existing users and attract new users, and our ability to launch digital entertainment products and services in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2023 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for earnings per share amounts)

	Three months ended			Twelve months ended
	31/12/2023	30/9/2023	31/12/2022	31/12/2023	31/12/2022
	unaudited	unaudited	unaudited	unaudited	audited
Operating revenues
Digital entertainment service revenues	870	1,071	1,102	4,292	5,585
	870	1,071	1,102	4,292	5,585
Operating costs
Cost of Digital entertainment service revenues	366	488	476	1,846	2,335
	366	488	476	1,846	2,335
Gross profit	504	583	626	2,446	3,250
Operating expenses
Product development and engineering expenses	179	183	163	729	1,110
Selling and marketing expenses	344	441	407	1,623	1,644
General and administrative expenses and others	626	846	731	3,242	3,515
Other	—	6	—	7	2
	1,149	1,476	1,301	5,601	6,271
Loss from operations	(645)	(893)	(675)	(3,155)	(3,021)
Non-operating income (expense)
Interest income	518	453	344	1,811	718
Foreign exchange gain (loss) - net	339	(236)	414	(34)	(941)
Gain on disposal of investments	(1)	77	—	76	—
Changes in the fair value of investment in equity securities recognized at fair value	(2,293)	86	227	(2,174)	409
Other - net	—	6	37	13	83
	(1,437)	386	1,022	(308)	269
Income (loss) before income taxes	(2,082)	(507)	347	(3,463)	(2,752)
Income tax expense	—	—	—	—	—
Net (loss) income attributable to shareholders of GigaMedia	(2,082)	(507)	347	(3,463)	(2,752)
Earnings (loss) per share attributable to GigaMedia
Basic:	(0.19)	(0.05)	0.03	(0.31)	(0.25)
Diluted:	(0.19)	(0.05)	0.03	(0.31)	(0.25)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052	11,052	11,052
Diluted	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

(in thousands of US dollars)

	31/12/2023	30/9/2023	31/12/2022
	unaudited	unaudited	audited
Assets
Current assets
Cash and cash equivalents	38,470	38,510	38,794
Marketable securities - current	—	—	7,950
Accounts receivable - net	227	253	199
Prepaid expenses	394	123	60
Restricted cash	313	313	313
Other receivables	2	364	374
Other current assets	141	145	136
Total current assets	39,547	39,708	47,826

Marketable securities - noncurrent	5,036	9,433	2,371
Property, plant & equipment - net	111	116	103
Intangible assets - net	13	10	19
Prepaid licensing and royalty fees	24	65	177
Other assets	1,365	1,348	1,640
Total assets	46,096	50,680	52,136

Liabilities and equity
Accounts payable	44	29	53
Accrued compensation	396	321	187
Accrued expenses	1,126	1,005	964
Unearned revenue	573	812	817
Other current liabilities	665	721	616
Total current liabilities	2,804	2,888	2,637
Other liabilities	495	562	893
Total liabilities	3,299	3,450	3,530
Total equity	42,797	47,230	48,606
Total liabilities and equity	46,096	50,680	52,136

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

(in thousands of US dollars)

	Three months ended			Twelve months ended
	31/12/2023	30/9/2023	31/12/2022	31/12/2023	31/12/2022
	unaudited	unaudited	unaudited	unaudited	unaudited
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(2,082)	(507)	347	(3,463)	(2,752)
Depreciation	11	11	7	44	24
Amortization	3	3	3	12	9
Interest income	(518)	(453)	(344)	(1,811)	(718)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	(2,586)	(946)	13	(5,218)	(3,437)